Free Writing Prospectus dated May 10, 2010	Filed Pursuant to Rule 433(d)
Registration Statement No. 333–165815
May 10, 2010

Diageo announces pricing for Exchange Offer for outstanding Notes due 2014

10 May 2010

Diageo plc

Diageo, the world’s leading premium drinks business, today announced that it has determined the total cash consideration payable in connection with its offer to exchange up to $1 billion aggregate principal amount of outstanding 7.375% Notes due 2014 for a cash payment plus an equal principal amount of new notes due 2020 to be issued by Diageo Capital plc, with payment of principal and interest fully guaranteed by Diageo plc.  Diageo also announced today that it has determined the interest rate to be paid on the new notes issued in connection with the exchange offer.

The total cash consideration payable for each $1,000 principal amount of 2014 notes accepted for exchange will be $180.13, calculated using a discount rate of 50 basis points over the yield of 1.736% on the 1.5% US Treasury security maturing on 31 December 2013.  The total cash consideration includes an early exchange premium of $50 per $1,000 principal amount of 2014 notes accepted for exchange, but only holders who validly tendered, and did not validly withdraw, their 2014 notes at or prior to 5:00 p.m., New York City time, on 27 April 2010, will be eligible to receive the early exchange premium.  Holders who validly tender notes thereafter but before the expiration date will receive cash consideration that does not include the early exchange premium.

The new notes will bear interest from the settlement date of the exchange offer, which is expected to be Friday, 14 May 2010, at a rate per annum equal to 4.828%.  The interest rate payable on the new notes was calculated as 100 basis points over the yield of 3.524% on the 3.625% US Treasury security maturing on 15 February 2020, plus an additional 30.4 basis points in respect of accrued but unpaid interest on the 2014 notes to, but not including, the settlement date.

The exchange offer will expire at 5:00 p.m., New York City time, on 12 May 2010 (unless extended).  Pursuant to the terms of the exchange offer, Diageo will accept for exchange only 2014 notes in an aggregate principal amount up to $1 billion on a pro rata basis among the tendering holders.

Any notes previously tendered in the exchange offer may be withdrawn at any time prior to the expiration date.

Contacts

If you are a holder of 2014 notes and want to participate in the exchange offer:

For additional information regarding the terms of the exchange offer, please contact the dealer managers:  Goldman, Sachs & Co. at +1 (800) 828-3182 (toll free) or +1 (212) 902-5128  (collect) or J.P. Morgan at +1 (866) 834-4666 (toll free) or +1 (212) 834-3424 (collect). Recently calculated hypothetical quotes of the yields on the reference U.S. Treasury securities to be used to calculate the interest rate payable on the new notes and the cash consideration described above can be obtained by contacting Goldman, Sachs & Co. or J.P. Morgan.

Diageo has also retained Global Bondholder Services Corporation to serve as Depositary and Information Agent for the exchange offer.  Any questions or requests for assistance or requests for documents regarding the exchanging of notes may be directed to Global Bondholder Services Corporation at +1 (866) 857-2200 (toll free) or +1 (212) 430-3774 (collect), or in writing at 65 Broadway - Suite 723, New York, NY, 10006, Attention: Corporate Actions.

If you are an investor, analyst or a journalist and want more information on Diageo:

Diageo Investor enquiries

Nick Temperley

+44 (20) 8978 4223

Investor.relations@diageo.com

Kelly Padgett

+1 (202) 715 1110

Investor.relations@diageo.com

Diageo Media enquiries

James Crampton

+44 (20) 8978 4613

media@diageo.com

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration and qualification under the securities laws of any such jurisdiction. Any public offering of securities in the United States is being made solely by means of a Prospectus included in the Registration Statement filed by Diageo plc and Diageo Capital plc declared effective on 14 April 2010.

Diageo has filed a Registration Statement (including a Prospectus) with the SEC for the exchange offer to which this communication relates.  You should read the Prospectus in that Registration Statement and other documents Diageo has filed with the SEC for more complete information about Diageo and this exchange offer.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any dealer manager participating in the exchange offer will arrange to send you the Prospectus if you request it by calling Goldman, Sachs & Co. at +1 (800) 828-3182 or J.P. Morgan at +1 (866) 834-4666.

-ends-